UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Petrosearch Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71675Y100

(CUSIP Number)

February 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71675Y100	13G	Page 2 of 5 pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Allen H. Crosswell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,421,738
6. Shared Voting Power 578,750 (See footnote (1) in Item 4)
7. Sole Dispositive Power 2,421,738
8. Shared Dispositive Power 578,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,488
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 7.26%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71675Y100	13G	Page 3 of 5 pages

SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Petrosearch Energy Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

675 Bering Drive Suite 200 Houston, TX 77057

Item 2	(a).	Name of Person Filing:

Allen H. Crosswell

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

2121 Sage Suite 290 Houston, TX 77056

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

71675Y100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 71675Y100	13G	Page 4 of 5 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

3,000,488

(b) Percent of class:

7.26%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,421,738

(ii) Shared power to vote or to direct the vote:

578,750 (1)

(iii) Sole power to dispose or to direct the disposition of:

2,421,738

(iv) Shared power to dispose or to direct the disposition of:

578,750

Footnote (1) – Mr. Crosswell has control of 578,750 shares of the Issuers’ common stock through a general partnership ( the “Partnership”) to which Mr. Crosswell jointly shares control with one other individual on a 50/50 basis. Actions of the Partnership, including disposition of investments, must be agreed upon by the two partners in order to become binding.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 71675Y100	13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/16/09
(Date)

/s/ Allen H. Crosswell
Allen H. Crosswell